STATEMENT OF INVESTMENTS

Dreyfus Treasury Cash Management

October 31, 2007 (Unaudited)

U.S. Treasury Bills--2.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/23/07 (cost $319,450,611)	2.83	320,000,000	**319,450,611**

Repurchase Agreements--98.2%			
Banc of America Securities LLC dated 10/31/07, due 11/1/07 in the amount of $900,113,000 (fully collateralized by $71,955,000 Treasury Inflation Protected Securities, 2%, due 4/15/12, value $74,185,270, $266,015,000 U.S. Treasury Bonds, 4.50%-8.875%, due 8/15/17-2/15/36, value $331,770,199, $407,460,000 U.S. Treasury Notes, 4.375%-4.875%, due 11/15/08-11/15/16, value $421,435,467 and $172,671,000 U.S. Treasury Strips, due 5/15/21, value $90,609,107)	4.52	900,000,000	900,000,000
Banc of America Securities LLC dated 10/31/07, due 11/1/07 in the amount of $821,109,467 (fully collateralized by $1,003,910,420 Government National Mortgage Association, 5%-7%, due 3/15/33-6/15/46, value $837,420,000)	4.80	821,000,000	821,000,000
Barclays Financial LLC dated 10/31/07, due 11/1/07 in the amount of $300,033,333 (fully collateralized by $231,767,000 Treasury Inflation Protected Securities, 4.25%, due 1/15/10, value $306,001,135)	4.00	300,000,000	300,000,000
Barclays Financial LLC dated 10/31/07, due 11/1/07 in the amount of $300,037,917 (fully collateralized by $234,565,000 Treasury Inflation Protected Securities, 3.625%, due 1/15/08, value $306,000,141)	4.55	300,000,000	300,000,000
Barclays Financial LLC dated 10/31/07, due 11/1/07 in the amount of $560,074,667 (fully collateralized by $724,588,558 Government National Mortgage Association, 4.50%-7%, due 8/15/18-10/15/37, value $571,200,001)	4.80	560,000,000	560,000,000
Bear Stearns Cos. Inc. dated 10/31/07, due 11/1/07 in the amount of $610,076,758 (fully collateralized by $332,491,000 Treasury Inflation Protected Securities, 1.875%-4.25%, due 1/15/10-4/15/32, value $460,604,035, $26,927,000 U.S. Treasury Bills, 11/8/07-4/17/08, value $26,531,762, $6,987,000 U.S Treasury Bonds, 6.50%-9.25%, due 2/15/16-11/15/26, value $9,300,428 and $123,960,000 U.S. Treasury Notes, 2.625%-5.50%, due 2/15/08-3/31/12,			

value $125,764,415)	4.53	610,000,000	610,000,000
Credit Suisse (USA) Inc. dated 10/31/07, due 11/1/07 in the amount of $700,087,889 (fully collateralized by $250,805,000 Treasury Inflation Protected Securities, 3%, due 7/15/12, value $308,074,090 and $393,966,000 U.S. Treasury Notes, 3.625%-4.875%, due 6/30/09-10/31/09, value $405,928,014)	4.52	700,000,000	700,000,000
Credit Suisse (USA) Inc. dated 10/31/07, due 11/1/07 in the amount of $850,110,972 (fully collateralized by $853,415,000 U.S. Treasury Notes, 2.625%-4.875%, due 12/31/08-5/31/09, value $867,001,857)	4.70	850,000,000	850,000,000
Deutsche Bank Securities dated 10/31/07, due 11/1/07 in the amount of $1,250,157,986 (fully collateralized by $869,597,000 Treasury Inflation Protected Securities, 1.625%-4.25%, due 1/15/10-1/15/15, value $981,245,025, $15,589,000 U.S. Treasury Bills, due 11/15/07-1/10/08, value $15,514,365, $39,083,000 U.S. Treasury Bonds, 8.125%, due 8/15/21, value $53,429,614 and $221,789,000 U.S. Treasury Notes, 4.25%-4.875%, due 2/29/08-8/15/14, value $224,811,621)	4.55	1,250,000,000	1,250,000,000
Deutsche Bank Securities dated 10/31/07, due 11/1/07 in the amount of $1,114,148,533 (fully collateralized by $2,031,810,400 Government National Mortgage Association, 4.50%-7%, due 1/15/18-10/15/37, value $1,136,280,000)	4.80	1,114,000,000	1,114,000,000
Goldman, Sachs & Co. dated 10/31/07, due 11/1/07 in the amount of $223,024,778 (fully collateralized by $137,361,000 U.S. Treasury Bonds, 7.25%, due 8/15/22, value $176,660,921 and $49,211,000 U.S Treasury Notes, 4.125%-4.875%, due 5/15/15-8/15/16, value $50,799,309)	4.00	223,000,000	223,000,000
Goldman, Sachs & Co. dated 10/31/07, due 11/1/07 in the amount of $400,050,000 (fully collateralized by $382,939,000 Treasury Inflation Protected Securities, 1.625%, due 1/15/15, value $408,000,835)	4.50	400,000,000	400,000,000
Greenwich Capital Markets dated 10/31/07, due 11/1/07 in the amount of $600,075,500 (fully collateralized by $588,717,000 U.S. Treasury Notes, 4.50%-4.875%, due 11/30/11-8/15/16, value $612,002,330)	4.53	600,000,000	600,000,000
HSBC USA Inc dated 10/31/07, due 11/1/07 in the amount of $200,025,000 (fully collateralized by $154,717,000 U.S. Treasury Bonds, 5.25%-8.125%, due 8/15/21-11/15/28, value $204,002,589)	4.50	200,000,000	200,000,000
HSBC USA Inc			

dated 10/31/07, due 11/1/07 in the amount of $500,063,194 (fully collateralized by $115,844,000 U.S. Treasury Bills, due 1/17/08-4/24/08, value $114,447,679, $288,587,000 U.S. Treasury Bonds, 7.25%-13.25%, due 11/15/12-8/15/21, value $375,286,727 and $37,420,000 U.S. Treasury Strips, due 11/15/18-2/15/36, value $20,269,420)	4.55	500,000,000	500,000,000
J.P. Morgan Chase & Co.			
dated 10/31/07, due 11/1/07 in the amount of $450,056,500 (fully collateralized by $921,536,027 Government National Mortgage Association, 4.50%-8%, due 12/20/17-7/15/46, value $459,002,853)	4.52	450,000,000	450,000,000
J.P. Morgan Chase & Co.			
dated 10/31/07, due 11/1/07 in the amount of $450,060,000 (fully collateralized by $443,166,000 U.S. Treasury Notes, 4.50%-4.875%, due 5/31/09-11/15/10, value $459,002,360)	4.80	450,000,000	450,000,000
Lehman Brothers Inc.			
dated 10/31/07, due 11/1/07 in the amount of $600,075,500 (fully collateralized by $596,144,000 U.S. Treasury Notes, 4.625%-5%, due 7/31/08-11/15/16, value $611,826,899)	4.53	600,000,000	600,000,000
Lehman Brothers Inc.			
dated 10/31/07, due 11/1/07 in the amount of $300,038,583 (fully collateralized by $723,681,955 Government National Mortgage Association, 4%-11.50%, due 2/20/09-10/20/37, value $305,964,321)	4.63	300,000,000	300,000,000
Merrill Lynch & Co. Inc.			
dated 10/31/07, due 11/1/07 in the amount of $900,113,750 (fully collateralized by $897,082,000 U.S. Treasury Notes, 3.625%-4.875%, due 6/30/09-11/15/16, value $918,001,852)	4.55	900,000,000	900,000,000
Merrill Lynch & Co. Inc.			
dated 10/31/07, due 11/1/07 in the amount of $1,264,165,022 (fully collateralized by $2,532,641,716 Government National Mortgage Association, 4%-7%, due 12/15/08-10/20/37, value $1,289,283,718)	4.70	1,264,000,000	1,264,000,000
Morgan Stanley			
dated 10/31/07, due 11/1/07 in the amount of $468,058,760 (fully collateralized by $161,010,000 Treasury Inflation Protected Securities, 2%-2.375%, due 1/15/25-1/15/27, value $181,217,825 and $230,800,000 U.S Treasury Bonds, 4.50%-8.75%, due 8/15/20-5/15/37, value $299,978,616)	4.52	468,000,000	468,000,000
UBS Securities LLC			
dated 10/31/07, due 11/1/07 in the amount of $700,087,500 (fully collateralized by $191,620,000 Treasury Inflation Protected Securities, 2%-3%, due 7/15/12-7/15/14, value $224,238,318, $123,497,000 U.S. Treasury Bonds, 9.875%, due 11/15/15, value $175,534,920 and $1,071,846,000 U.S Treasury Strips,			

due 2/15/32-2/15/35, value $314,231,836)	4.50	700,000,000	700,000,000
Total Repurchase Agreements (cost $14,460,000,000)			**14,460,000,000**
Total Investments (cost $14,779,450,611)		**100.4%**	**14,779,450,611**
Liabilities, Less Cash and Receivables		**(.4%)**	**(53,273,101)**
Net Assets		**100.0%**	**14,726,177,510**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.